PALLAUM MINERALS LTD.

1000-355 Burrard Street
Vancouver, British Columbia V6C 2G8
Canada
Telephone: (604) 687-5257
Facsimile: (604) 687-0384

US 12g3-2(b) Exempt #82-2301

Canadian Venture Exchange Trading Symbol: **PLM**

January 14, 2002

02015168

British Columbia Securities Commission
P.O. Box 10142
9th Floor - Pacific Centre
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Attention: Exemptions and Orders

Dear Sirs:

SUPPL

Re: **PALLAUM MINERALS LTD. (the "Company")**

Enclosed are the following:

1. BC Form 45-902F – Report of Exempt Distribution;
2. Company cheque in the amount of $100.00;
3. Fee Checklist.

Please call if you have any questions or require any further documentation.

Yours very truly,
PALLAUM MINERALS LTD.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Peter G. Rook-Green
C.F.O. & Corporate Secretary

c.c. Canadian Venture Exchange - Alberta
Attention: Tina M. Koenig (w/encl. #1)

c.c. Lang Michener Lawrence & Shaw
Attention: Mr. Brian Abraham (w/encl. #1)

c.c. Securities & Exchange Commission - **#82-2301**
Attention: International Corporate Finance Dept. (w/encl. #1)

BC FORM 45-902F

British Columbia Securities Act
Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. **Name, address and telephone number of the issuer of the security distributed (the "Issuer").**

   PALLAUM MINERALS LTD.
   1000 – 355 Burrard Street
   Vancouver, B.C., V6C 2G8
   Telephone: (604) 687-5257

2. **State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   Incentive stock options to purchase in the aggregate of 1,185,000 shares of the Issuer, exercisable on or before October 5, 2003 at a price of $0.15 per share.

4. **Date of the distribution(s) of the security.**

   January 11, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   See Item 6 below

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name And Residential Address Of the Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number or BC Instrument Number
Thor Gauti 3322 Skinner Road Duncan, B.C. V9L 4C6	100,000	$0.15	N/A	74(2)(9) of the Act
Heather Conley, BSch (Geo) 709 – 744 W. Hastings St. Vancouver, B.C. V6C 1A5	200,000	$0.15	N/A	74(2)(9) of the Act
Peter Sugden, BSc MA 2003 Coach Road RR#26 Roberts Creek, B.C. V0N 2W6	100,000	$0.15	N/A	74(2)(9) of the Act
516022 B.C. Ltd. 3404 Calder Avenue N. Vancouver, B.C. V7N 3R7 (Joe Charland)	235,000	$0.15	N/A	74(2)(9) of the Act
Paul Chow 2827 Crossley Drive Abbotsford, B.C. V2T 5H5	75,000	$0.15	N/A	74(2)(9) of the Act
James R. Scott-Moncrieff 312-240 Mahon Ave. N. Vancouver, B.C. V7M 3H4	50,000	$0.15	N/A	74(2)(9) of the Act
Don Bender 1203-1050 Harwood St. Vancouver, B.C. V6E 1R4	25,000	$0.15	N/A	74(2)(9) of the Act
David Shaw 3889 W. 36th Ave. Vancouver, B.C. V6S 1P3	200,000	$0.15	N/A	74(2)(9) of the Act

Dunhill International Communications Corp. Suite 1500 HSBC Building 850 West Georgia St. Vancouver, B.C. V6C 3E8 (Rowland Hanselmann)	200,000	$0.15	N/A	74(2)(9) of the Act
Total:	**1,185,000**			

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. Not Applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.**

Not Applicable

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not Applicable

Name and Address of Agent	**Compensation Paid (number and type of security and/or cash amount (Canadian $)**	**Price Per Share (Canadian $)**	**Name of Purchaser**

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.**

Not Applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

Not Applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 14th day of January, 2002.

Pallaum Minerals Ltd.

Per:

Peter G. Rook-Green
C.F.O. & Corporate Secretary